INDOSAT AGMS APPROVES DIVIDEND OF IDR 59,55 PER SHARE

AND CHANGES TO THE COMPOSITION OF BOARD OF DIRECTORS

Also conducts Annual Public Expose

Jakarta, June 24, 2011, PT Indosat Tbk (“Indosat” or the “Company”) today held its Annual General Meeting of Shareholders (“AGMS” or the “Meeting”) at the Company’s headquarters. The Meeting was chaired by H.E Sheikh Abdullah Mohammed S.A. Al-Thani, President Commissioner of Indosat and attended by shareholders and their proxies representing 89,28% of the paid-in share capital.

At the AGMS, Indosat’s shareholders approved the following resolutions as put to the Meeting:

(1)

Ratify the financial statements of the Company for the financial year ended 31 December 2010 and approve the full release and discharge of the members of the Board of Commissioners from their supervisory responsibilities and of the members of the Board of Directors from its managerial responsibilities in relation to the Company;

(2)

Allocation of net profit of the Company for the financial year ended December 31, 2010 for dividend of Rp 59,99 per share with 50% dividend pay out ratio and for reinvestment;

(3)

Remuneration for the Board of Commissioners of the Company for 2011;

(4)

Appointment of Purwantono, Suherman & Surja, member of Ernst & Young Global as the Company’s Independent Auditor for year ended 31 December 2011; and

(5)

Changes to the composition of the Board of Directors as follows:

-

Mr. Harry Sasongko Tirtotjondro, President Director

-

Mr. Curt Stefan Carlsson (replacing Mr.  Peter Wladyslaw Kuncewicz, effective as of September 1, 2011)

-

Mr.  Fadzri Sentosa, Director

-

Mr.  Hans Christiaan Moritz, Director

-

Mr.  Lazlo Imre Barta, Director

The Company’s announcement of the resolution of the AGMS, including the schedule and arrangement for the payment of dividend, will be issued on June 28, 2011.

Harry Sasongko, President Director of Indosat said:

”We recognize the importance of all our shareholders and are pleased to be in a position to provide a solid return on their investment against the backdrop of slower growth from the telecommunications industry as a whole in 2010. Throughout 2010 we focused resolutely on maintaining our competitive position in the market whilst continuing to roll out the ongoing strategic realignment of our business. This has translated strongly into consolidated revenue growth. This was achieved through an increase of cellular revenue growth underpinned by strong subscriber growth. Our efforts will create more value for our shareholders and stakeholders as we move forward. We would like to thank our shareholders for their continued support, we remain optimistic about Indosat’s growth prospects in 2011 and will continue our tireless efforts to ensure that each of our shareholders and stakeholders share in the success of our business.”

The Company also held today its 2011 Annual Public Expose at which it presented a review of the Company’s performance, activities and other achievements during 2010 as well as a summary of the Company’s first quarter 2011 financial and operational performance.

During the event, Mr. Harry Sasongko presented an overview of financial and operational results for the year ended December 31 2010 in addition to key milestones and events from the previous year.

Some of these milestones included ongoing infrastructure investments which are designed to increase network coverage and service quality.  Of particular significance, Mr Sasongko discussed the Company’s cellular network expansion efforts and its plans to modernize the Cellular Network by implementing single RAN Software Defined Radio (“SDR”) technology across the Base Transceiver Station (“BTS”) network, in preparation for a migration to an all-IP network.

Mr. Harry Sasongko added:

“These are investments that will enable us to capture more market revenue share, and at the same time also result in more cost-efficient network operating costs in both the short and medium term."

By the end of 2010 the organizational restructuring of Indosat, which forms an important element of the Company’s transformation plan was virtually complete, with all of the major building blocks in place. The implementation of the Company’s new business model by the creation of four distinct Strategic Business Units (“SBU”) each concentrating on a different market segment has also entered in to its final phase. Indosat has also centralized the organization of a number of support functions previously held at a Regional Office level to the Head Office level.

“We are pleased by Indosat’s achievements in 2010,” concluded Mr Sasongko, “which  have been recognized by 3rd parties who have awarded us 22 major awards, which include: Best Contact Center Indonesia 2010 by Indonesia Contact Center Association (ICCA), Best Bond Type Issuer – Syariah Bonds by FEPINDO, Best High Yield Bonds 2010 by Finance Asia, and sixth position at Top 10 Most Admired Companies in Indonesia 2010 -  in the polling by Asia Wall Street Journal, Indosat’s Matrix, IM3 and Internet Service Provider also won the Top Brand Award 2010.”

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-3869615

Fax:  62-21-30003757

Corporate Secretary

Tel:   62-21-3869614

Fax:  62-21-30003754

Email:

   investor@indosat.com

Website:   www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.